U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Johnson & Johnson
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   (Last)                            (First)              (Middle)

One Johnson & Johnson Plaza
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                                    (Street)

New Brunswick,                     New Jersey                 08933
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

Protein Polymer Technologies, Inc. (PPTI.OB)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

12/31/01

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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           3/18/96        X4             220,000      A      $1.25    520,480        (13)
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Common Stock                           8/26/96        X4             300,480      A      $1.25    520,480        (13)
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Common Stock                           1/6/97         P4             400,000      A      $2.50    920,480        (13)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Series C                                                                        Common
Preferred Stock     (1)      6/29/94   P3      11,000         6/29/95   (2)     Stock     (3)     $100     11,000   (13)
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Series C Common
Stock Warrants                                                                  Common
(right to buy)      $1.25    6/29/94   P3     220,000         Immed.    (4)     Stock    220,000  (5)     220,000   (13)
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Series C.                                                                       Common
Preferred Stock     (1)      9/14/95   J4(6)          11,000  6/29/95   (2)     Stock     (3)               -0-
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Series D                                                                        Common
Preferred Stock     (7)      9/14/95    P4      27,317        9/14/97   (8)     Stock     (3)     $100(6)  27,317   (13)
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Series D Common
Stock Warrants                                                                  Common
(right to buy)      $1.25    9/14/95    P4     300,480        Immed.    (9)     Stock    300,480   (5)    300,480   (13)
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Series C Common
Stock Warrants                                                                  Common
(right to buy)      $1.25    3/18/96    X4            220,000 Immed.    (4)     Stock    220,000            -0-
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Series D Common
Stock Warrants                                                                  Common
(right to buy)      $1.25    8/26/96    X4            300,480 Immed.    (9)     Stock    300,480            -0-
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Series D                                J4                                      Common
Preferred Stock     (7)      4/24/98    (10)           26,420 9/14/97   (8)     Stock     (3)              897     (13)
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Series F                                                                        Common
Preferred Stock     (7)      4/24/98    P4      26,420        Immed.    (8)     Stock     (3)     (10)     26,420   (13)
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Series H                                                                        Common  1,078,800 $100(12)
Preferred Stock     $0.75    7/24/01    P4       8,091        Immed.    (11)    Stock     (3)               8,091   (13)
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Series H First Com-
mon Stock Warrants                                                              Common
(right to buy)      $1.50    7/24/01    P4     121,365        Immed.  7/31/02   Stock     121,365  (5)    121,365   (13)
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Series H Second Com-
mon Stock Warrants                                                              Common
(right to buy)      $2.00    7/24/01    P4      80,910        Immed.  7/31/03   Stock      80,910  (5)     80,910   (13)
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
Explanation of Responses:

(1)    $1.25 if the market price of the Common Stock at the time of conversion is less than $1.25, the market price of the Common
       Stock if such market price is between $1.25 and $3.75 inclusive at the time of conversion, and $3.75 if the market price of the Common Stock is greater than $3.75 at the time of conversion.
(2)    Redeemable at the option of the issuer beginning on June 29, 1999.  Automatically converted to Common Stock upon closing of a firm commitment public offering of the issuer's Common Stock with a minimum offering price of $2.50 per share.  Convertible to Common Stock at the option of the issuer if the market price of the Common Stock is greater than or equal to $5 per share for 20 consecutive trading days.
(3)    Equal to the number of preferred shares times $100 per share stated value divided by the conversion price.



                                  Page 3 of 4

(4)    Exercisable until the earlier of July 6, 1996 or 30 days after notice to the holder that more than 66-2/3% of the Series C
       Preferred Stock outstanding on July 6, 1994 has been converted to Common Stock.
(5)    Nominally priced warrants issued in connection with the corresponding series of preferred stock.
(6)    The purchase price for all 27,317 shares of Series D Preferred Stock was $2,731,780, which was paid as follows:  $1,250,000 in cash, $252,480 through forgiveness of indebtedness owed by the issuer to the purchaser, and $1,229,300 through conversion of all 11,000 shares of Series C Preferred Stock held by the purchaser (including accrued dividends on such stock).
(7)    Lesser of $3.75 or the market price of the Common stock at the time of conversion.
(8)    Redeemable at the option of the issuer beginning on September 13, 1999.  Automatically converted to Common Stock upon closing of a firm commitment public offering of the issuer's Common Stock with a minimum offering price of $2.50 per share.
       Convertible to Common Stock at the option of the issuer if the market price of the Common stock is greater than or equal to
       $5 per share for 20 consecutive trading days.
(9)    Exercisable until the earlier of September 14, 1997 or 30 days after notice to the holder that more than 50% of the then-
       outstanding Series D Preferred Stock has been converted to Common Stock.
(10)   The 26,420 shares of Series F Preferred Stock were issued in exchange for the surrender of 26,420 shares of Series D
       Preferred Stock.
(11)   Not redeemable.  Automatically converted to Common Stock upon closing of a firm commitment public offering of the issuer's
       Common Stock worth at least $10 million at a minimum offering price of $5.00 per share.
(12)   The purchase price for all 8,091 shares of Series H Preferred Stock was $809,129, which was paid as follows:  $400,000 in cash and $409,129 through forgiveness of indebtedness owed by the issuer to the purchaser.
(13)   The securities reported herein are directly beneficially owned by Johnson & Johnson Development Corporation, a wholly-owned subsidiary of Johnson & Johnson.  Johnson & Johnson may be deemed to indirectly beneficially own these securities.




/s/ Michael H. Ullmann                                       March 26, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Name:   Michael H. Ullmann
        Title:  Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                            Joint Filer Information
                            -----------------------

Name:     Johnson & Johnson Development Corporation

Address:  One Johnson & Johnson Plaza
          New Brunswick, New Jersey 08933

Designated Filer:  Johnson & Johnson

Issuer Name & Ticker Symbol:  Protein Polymer Technologies, Inc. (PPTI.OB)

State for Month/Year:  12/31/01

Signature:  /s/ Eric B. Jung                               March 26, 2002
            ---------------------------                 ------------------------
            Name:   Eric B. Jung                                Date
            Title:  Secretary




                                  Page 4 of 4